Phillip P. DePaul

Vice President, Chief Accounting Officer

Telephone: (408) 376-6632

Facsimile: (408) 376-7582

July 24, 2009

H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7410

RE: eBay Inc.

Form 10-K for the Fiscal Year ended December 31, 2008

Filed February 20, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 19, 2009

File No. 000-24821

Dear Mr. Owings:

We are writing in response to the comments we received from Mr. Owings by letter dated July 10, 2009, regarding the above-referenced filings of eBay Inc. (the “Company”, “we” or “eBay”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Overview, page 1

1.	We note that you offer various products or services within your three reportable segments. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services here and in Note 4 and advise us. See Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

H. Christopher Owings

July 24, 2009

Response

Our three reportable segments, Marketplaces, Payments and Communications, represent our major product categories. Within each of our reportable segments, we disclose two categories of revenues: (1) net transaction revenues in order to more closely align our net transaction revenue presentation with our key operating metrics, such as Gross Merchandise Volume (GMV) and Total Payment Volume (TPV) and (2) marketing services and other revenues. Our net transaction revenues from our Marketplaces segment are derived primarily from listing and final value fees paid by sellers. For our Payments segment, net transaction revenues are generated primarily by fees from merchants for payment processing services. Our Communications segment net transaction revenues are generated primarily from fees charged to users to connect Skype’s VoIP product to traditional telecommunication networks, which are charged on a per minute basis or on a subscription basis. Our marketing services and other revenues across all reportable segments are derived principally from the sale of advertisements, revenue sharing arrangements, classifieds fees, lead referral fees, contractual arrangements with third parties that provide services to our users and interest and fees earned on certain Payments customer account balances.

We have disclosed net transaction revenues and marketing services and other revenue by reportable segment in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, on page 51 of our Annual Report on Form 10-K for the year ended December 31, 2008. This disclosure on page 51 entitled “Net Revenues by Type” is intended to give readers a view of our revenues by similar types of products and services across our reportable segments. We will revise future filings to include similar disclosures in tabular format in Item 1, “Business” and in the notes to our financial statements.

Item 2. Properties, page 3

2.	Please expand your description of properties owned or leased to address the location and general character of your materially important physical properties. In this regard, we note that you own and lease properties in the United States and 25 other countries, but you only provide the location of your corporate headquarters. Refer to Item 102 of Regulation S-K.

Response

We will revise our disclosure in future Annual Report on Form 10-K filings to provide the requested disclosure regarding our materially important physical

H. Christopher Owings

July 24, 2009

properties. Set forth below is the disclosure we propose to provide in Item 2 of our Annual Report on Form 10-K, using information as of December 31, 2008:

“We own and lease various properties in the United States and 25 other countries around the world. We use the properties for executive and administrative offices, data centers, product development offices and customer service offices. As of December 31, 2008, our owned and leased properties provided us with aggregate square footage of approximately 1.7 million and 2.3 million, respectively. In the United States, we own approximately 1.7 million square feet of space in Denver, Colorado, Draper, Utah, Omaha, Nebraska, Phoenix, Arizona, and San Jose, California. We also maintain approximately 0.7 million square feet of leased facilities throughout the United States. We maintain 1.6 million square feet of leased facilities internationally in Australia, Austria, Belgium, Canada, China, Czech Republic, Denmark, Estonia, France, Germany, India, Ireland, Israel, Italy, Japan, Korea, Luxembourg, The Netherlands, Poland, Singapore, Spain, Sweden, Switzerland, Taiwan, and the United Kingdom.

As of December 31, 2008, the total square footage generally used by each of our Marketplaces, Payments and Communications segments was approximately 2.1 million, 1.6 million and 0.1 million, respectively. Our corporate headquarters located in San Jose, California, generally occupy approximately 0.2 million square feet.

From time to time we consider various alternatives related to long-term facilities needs. While we believe our existing facilities are adequate to meet our immediate needs, it may become necessary to lease or acquire additional or alternative space to accommodate any future growth.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 48

Summary of Cost of Net Revenues, Operating Expenses, page 54

Cost of Net Revenues, page 54

3.

We note you discuss changes in net revenues by reportable segments. In this regard, please revise to discuss the material changes in cost of revenues by reportable segments so that investors can better understand the drivers behind material changes in cost of revenues within each segment. Your revised

H. Christopher Owings

July 24, 2009

disclosure should also identify any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on future earnings. Refer to Item 303(a)(3) of Regulation S-K.

Response

We will revise the disclosure related to cost of net revenues in our future Annual Reports on Form 10-K and Quarterly Reports of Form 10-Q to describe material changes and any known trends or uncertainties by reportable segment. Set forth below is a tabular cost of net revenues disclosure we intend to provide in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Form 10-Q for the quarter ended June 30, 2009. The tabular disclosure will be accompanied by a narrative description of material changes and the primary drivers of those changes as well as any known trends or uncertainties by reportable segment.

	Three Months Ended				Six Months Ended
	June 30,		Change from 2008 to 2009		June 30,		Change from 2008 to 2009
(in thousands, except percentages)	2008	2009	in Dollars	in %	2008	2009	in Dollars	in %
Cost of net revenues:
Marketplaces	$224,432	$221,689	$(2,743)	(1)%	$442,851	$437,432	$(5,419)	(1)%
As a percentage of total Marketplaces net revenues	15.4%	17.6%			15.1%	17.6%
Payments	266,377	289,140	22,763	9%	505,261	570,142	64,881	13%
As a percentage of total Payments net revenues	44.3%	43.2%			42.7%	43.4%
Communications	71,294	80,944	9,650	14%	139,403	157,585	18,182	13%
As a percentage of total Communications net revenues	52.5%	47.6%			53.2%	48.8%

Total cost of net revenues	$562,103	$591,773	$29,670	5%	$1,087,515	$1,165,159	$77,644	7%

As a percentage of net revenues	25.6%	28.2%			24.8%	28.3%

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 81

Note 1. The Company and Significant Accounting Policies, page 81

4.	Tell us and disclose your accounting policy for cash and cash equivalents.

Response

Our accounting policy for cash and cash equivalents is disclosed in Note 7 – Fair Value Measurement of Assets and Liabilities on page 96 of our Annual Report on Form 10-K for the year ended December 31, 2008 as follows: “Cash and cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased.”

In future Annual Reports we will include our cash and cash equivalents accounting policy in Note 1 of the notes to our consolidated financial statements.

H. Christopher Owings

July 24, 2009

Revenue Recognition, page 84

5.	Refer to the second paragraph of the above referenced section on page 84. We note your disclosures that a transaction is considered successfully concluded when at least one buyer has bid above the seller’s specified minimum price or reserve, whichever is higher, at the end of the transaction term and that final value fees are recognized at the time when the transaction is successfully concluded. Explain to us how this revenue earning process complied with SAB Topic 13 given that the title of the goods transacted has not yet passed to the buyer.

Response

Our commerce platform enables a global community of buyers and sellers to interact and trade with one another. The trade transaction for sale, shipment and delivery of goods is between the buyer and seller, both of which are using our online trading platform to facilitate their transaction. Our customers are the sellers and the principal service we are providing them the use of our platform to find buyers for their products. Under the terms of our service arrangements with the sellers, they are obligated to pay us for our services when at least one buyer has bid above the seller’s specified minimum price or reserve price, whichever is higher, at the end of the transaction term. Therefore, the successful conclusion of our service is at the time this occurs. We do not offer any fulfillment services related to the inventory sold by our sellers and our final value fee is not contingent upon the shipment or passing of title of the goods from the seller to the buyer.

We considered the revenue recognition criteria in SEC Staff Accounting Bulletin No. 104 (SAB Topic 13-A), “Revenue Recognition in Financial Statements” (“SAB 104”) in determining the appropriate timing of revenue recognition for revenue derived from final value fees. The following is the basis for our conclusions:

•

SAB 104 states “Delivery has occurred or services have been rendered” as one of the four revenue recognition criteria that must be met in order to recognize revenue. SAB 104 states that the delivery or performance has not occurred if the seller has not substantially completed the terms of the sales arrangement. As noted earlier, our obligations to the seller (our customer) under the terms of the sales arrangement, our services have been rendered to sellers upon successful

H. Christopher Owings

July 24, 2009

conclusion of our service as described above, as this is the point in time when we have fulfilled our obligation of providing a commerce platform for the seller to sell the item.

•

We have no significant remaining obligations to the seller after successful conclusion of our service as described above, as we do not provide fulfillment services or customer support services to the seller.

•	The seller’s obligation to pay us the final value fee is not contingent upon the shipment or passing of title of the goods from the seller to the buyer.

Based upon the above noted analysis, we have concluded that our policy of recognizing final value fees as revenue when at least one buyer has bid above the seller’s specified minimum price or reserve, whichever is higher, at the end of the transaction term, is in compliance with guidance set forth in SAB Topic 13.

Note 14. Common Stock, page 102

Treasury Stock, page 103

6.	We note your disclosure that “[f]rom time to time, we enter into structured equity hedging transactions…if the market price of our common stock exceeds a pre-determined price on the maturity date, we have the option to settle these transactions in cash or by repurchasing share of our common stock. If the market price of our common stock is below that pre-determined price on the maturity date, we are required to settle these transactions by repurchasing shares of our common stock.” Please tell us and disclose in more detail the significant terms of these transactions and your accounting for the structured equity hedging arrangement. Support your accounting with the relevant authoritative accounting literature including your considerations of the guidance within SFAS 133 and EITF 00-19 in your response.

Response

Accounting Analysis

The Company’s structured stock repurchase arrangements are commonly known as “capped calls.” The mechanics of capped calls are detailed in Issue 1 of the September 22, 2003 EITF Agenda Summary (the “Agenda Summary”), which describes the purchase by a company of a zero strike price call on its own stock and the simultaneous sale of a call to a counterparty bank. Consistent with the example outlined in the Agenda Summary, there are two potential outcomes for capped calls:

H. Christopher Owings

July 24, 2009

•	The Company is returned cash or stock at the Company’s option, if its stock price at maturity exceeds a pre–determined threshold level; or

•	The Company is returned shares if its stock price at maturity does not exceed the pre–determined threshold level.

All terms are set up-front in the contract. The number of shares or the amount of cash the Company receives at maturity cannot change from the parameters set forth in the contract. In the event that the Company receives shares, the effective price per share is equal to the Company’s up-front payment divided by the pre–determined number of shares specified in the contract. In the event that the Company receives cash, the amount of cash is equal to the aggregate strike price of the written call option (see description in the Agenda Summary). As noted in the Agenda Summary, the economics of capped calls can also be described as a written put option on the Company’s own shares for which the Company has prepaid the strike price of the option.

The entire contract is accounted for as a single instrument – a note receivable. The embedded written put is not bifurcated because it is not a derivative subject to the provision of SFAS 133. It is not a derivative because it qualifies for the paragraph 11(a) scope exemption. The embedded written put option is physically settled, gross, and cash settlement cannot be forced upon the issuer; thus under the guidance in EITF 00–19, the embedded written put option would be classified as an equity instrument if it were a standalone instrument. Because the instrument (i.e. note receivable) involves the receipt of cash only if the Company’s stock price rises and Company does not choose to receive stock, and the receipt of stock if the stock price declines the instrument should not be treated as an asset but as a reduction to paid–in capital under the guidance in EITF 85–1. Paragraphs 7 and 8 of EITF 00–19 indicate that contracts that require physical settlement or net–share settlement should be classified as equity. Capped calls require physical settlement of both the purchased and the written calls. In accordance with paragraph 9 of EITF 00–19, capped calls are initially measured at fair value and subsequent changes in fair value are not recognized.

Paragraphs 14 through 24 of EITF 00–19 outline the following additional conditions necessary for equity classification, all of which are met by the terms of the capped calls:

•	“The contract permits the company to settle in unregistered shares.”

•

The company has sufficient authorized and un–issued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

H. Christopher Owings

July 24, 2009

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.”

There are no circumstances in which the Company would be required to issue shares upon settlement of the capped calls and therefore the above requirements are not applicable to capped calls.

Additionally paragraphs 25 through 32 of EITF 00–19 require the following equity classification:

•	“There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled ‘top–off’ or ‘make–whole’ provisions).

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•	There is no requirement in the contract to post collateral at any point or for any reason.

•	The contract requires net–cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.”

The capped call contracts meet all the conditions above. Accordingly, the capped call contracts meet the conditions for equity classification.

Disclosure Analysis

We have historically entered into and settled these transactions within the same fiscal quarter. As such, these instruments were not outstanding at any given reporting date; however, the Company has historically disclosed the use of these instruments, the settlement terms of the instrument, the total shares repurchased and the average price of the share repurchased and intends to continue to do so. In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q covering periods in which we enter into these types of transactions, we will include the following summary of our accounting for these transactions:

“The structured hedging transactions are accounted for as equity instruments in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in, a Company’s Own Stock”. If the transaction is settled in shares, it is recorded as treasury stock within

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July 24, 2009

stockholders’ equity. If the transaction is settled through return of cash, the cash premium received is recorded as additional paid-in capital within stockholders’ equity.”

Additionally, if there are any instruments outstanding at each respective reporting date, we will expand our disclosure to include further details of these transactions such as the outstanding settlement dates and transaction amounts.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 46

Elements of Compensation/Executive Compensation Practices, page 50

7.	We note your disclosure in the third paragraph on page 51 that your executive officers fall into four different job levels, and for 2008, your named executive officers fell into three different job levels. We note similar disclosure in the last paragraph of page 54. Please expand your disclosure to address the factors that define each of these job levels and specify the executive officers that fall within each level.

Response

In response to the Staff’s comment, to the extent applicable, the Company will provide additional disclosure regarding executive job levels in future proxy statement filings. Set forth below is the disclosure we propose to provide, using information as of December 31, 2008:

“There are separate job levels for our CEO, CFO, heads of major operating units, highest technical officers, and heads of other functional units. Job levels are determined based on scope and level of responsibilities and job function. Job levels are also determined to allow for comparisons of comparable positions at companies in our peer group and companies that are included in general industry third-party survey data. For 2008, Mr. Donahoe was in the CEO job level, Mr. Swan was in the CFO job level, Ms. Norrington and Mr. Thompson were in the heads of major operating units job level, and Ms. Axelrod was in the heads of other functional units job level.”

Equity Incentive Awards, page 53

Performance-Based Restricted Stock Units, page 55

8.

In the second sentence of the second paragraph on page 56 you seem to indicate that there are only two performance measures considered in granting performance-based restricted stock units. It appears, however, that you utilize three measures of performance, FX-neutral revenue targets, non-GAAP operating

H. Christopher Owings

July 24, 2009

margin targets, and return on invested capital. Please revise your disclosure accordingly or explain why you do not believe any revision is needed.

Response

The Company respectfully submits that, as disclosed in the sentence referenced in this comment, the FX-neutral revenue performance measure is added to the non-GAAP operating margin performance measure and this total is modified by the third measure, which is the return on invested capital performance measure to determine the multiplier that is applied to the target award to determine the actual number of shares awarded. To the extent applicable, in future proxy statements, the Company proposes to replace the disclosure currently included in the second sentence of the second paragraph on page 56 of the Company’s 2008 Definitive Proxy Statement with the following disclosure:

“These two measures, weighted equally, are then added together and this total (modified by the third measure, which is return on invested capital, as described below) becomes a multiplier against the target award to determine the actual number of shares awarded.”

***

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 376-6632 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Phillip P. DePaul
Phillip P. DePaul
Vice President, Chief Accounting Officer